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Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Iochpe-Maxion S.A.**

***CURRENT ADDRESS** **Rua Luigi Galvani, 146 – 13th floor**

04575-020 – Sao Paulo – SP - Brasil

****FORMER NAME**

****NEW ADDRESS**

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FILE NO. **82- 3722** **FISCAL YEAR 2002** 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 04/29/05

IOCHPE-MAXION

Annual Report 2002



Maxion Componentes Estruturais Ltda

Maxion Componentes Automotivos S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.








MAXION


Iochpe-Maxion: Company Overview



Iochpe-Maxion S.A. is a holding company controlling three companies in the auto parts and railroad equipment industries, all of which are leaders in their respective markets, combining technology, manufacturing capabilities, quality and a thorough knowledge of the markets in which they operate:


Iochpe-Maxion S.A.
99.9%
98.1%
50%
Maxion Componentes Estruturais Ltda.
Maxion Componentes Automotivos S.A.
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

In September 2002, Iochpe-Maxion finalized the sale of its stake in Maxion Nacam Ltda., a manufacturer of steering columns, to ZF Sistemas de Direção Ltda. This sale complements Iochpe-Maxion's business portfolio strategy, which aims at concentrating on businesses with a higher growth potential and better operational performance.



Subsidiaries:

Maxion Componentes Estruturais Ltda. is located in the town of Cruzeiro, in the State of São Paulo, and has a workforce of 1,838 people. The company specializes in the manufacture and sale of complete chassis, side rails and cross-members for trucks, buses and light commercial vehicles, as well as steel wheels for trucks, buses and tractors.

Technology, manufacturing capability, market expertise. Iochpe-Maxion's trade marks.





Maxion Componentes Automotivos S.A. is headquartered in Contagem, a city in the State of Minas Gerais, and has a workforce of 869 people. It specializes in the manufacture and sale of window-raiser mechanisms, door locks, door handles, lock cylinders and keys, latches, pedal sets, hand-brake levers, jacks, and water and oil pumps for cars, light commercial vehicles and trucks.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is located in Cruzeiro, in the State of São Paulo, and has a workforce of 1,252 people. This company is a joint-venture between Iochpe-Maxion and Amsted Industries and specializes in the manufacture and sale of freight railroad cars, railroad and industrial castings as well as railroad wheels.



Iochpe-Maxion controlling shareholders:

Iochpe Maxion has been a public company since 1984, with its shares traded on the São Paulo Stock Exchange (Bovespa) and by means of ADRs in the North American market. Its control is divided among Iochpe, Bradesco Bank and BNDESpar, all of which are represented on the Board of Directors. In addition the company has another 5,000 shareholders, as shown in the table below:

Shareholder	Common stock	Preferred stock	Total
Companhia Iochpe and family members	56.3%	3.9%	22.0%
BNDES Participações S.A.	19.4%	52.0%	40.7%
Bradesco Previdência e Seguros S.A.	18.8%	7.5%	11.4%
Fundo de Participação Social - FPS	2.3%	10.2%	7.5%
Other shareholders	3.2%	26.4%	18.4%

Strategic View

Iochpe-Maxion made important strides in 2002, within the guidelines that were laid down for its growth. Without significantly changing the debt profile or jeopardizing its capital structure, which resulted from the restructuring process that took place between 1998 and 2001, the company, in 2002 was once again heading for growth. Accordingly, in the course of 2002, prominent achievements were synergy-driven acquisitions, the securing of new contracts in the domestic market, and the maintenance of dollar amounts of exports, even in the face of a faltering Argentine market.

Iochpe-Maxion invested R$24.8 million in two relevant acquisitions: the assets for the production of wheels for agricultural machinery and off-road vehicles, purchased from Borlem and integrated into Maxion Componentes Estruturais, and the assets for the production of hand-brake levers, jacks and pedal sets for passenger cars purchased from Batz and integrated into Maxion Componentes Automotivos. Together, both acquisitions in 2002 already accounted for net sales of R$23.5 million, starting from the beginning of operations during the second quarter.

In the course of 2002, Iochpe-Maxion sold its stake in Maxion Nacam, a producer of steering columns, to ZF Sistemas de Direção Ltda. This sale follows the company's business portfolio strategy, which focuses on businesses with growth prospects and which are capable of reaching good levels of operational performance. Maxion Nacam accounted for around 4% of Iochpe-Maxion's total consolidated sales.

The securing of new contracts in the course of 2002, presents good prospects for 2003. Within the domestic market the new contracts are expected to generate a further R$130 million in annual consolidated sales. At Maxion Componentes Automotivos there were two highlights: the supply of window-raiser mechanisms for the new Ford Fiesta and a hi-tech key, lock cylinder and door handle system for the Volkswagen Gol. At Maxion Componentes Estruturais stood out the contract for supplying DaimlerChrysler with light stamping parts, opening the way for the company's entrance into a new segment of the market. At Amsted-Maxion stood out the agreement to supply railroad freight cars to Companhia Vale do Rio Doce, a deal which will account for around R$90 million in consolidated sales for Iochpe-Maxion.

In the international market the prospects also look good with Maxion Componentes Estruturais continuing to increase its exports of road wheels to the North American market. In terms of consolidated net sales, the export contracts negotiated during 2002 are expected to generate additional annual sales of around US$4.3 million as from 2003.

Strategic plan: businesses acquisition, new contracts and maintenance of the exports volume.





Maxion Componentes Estruturais Ltda.







In a year of economic turbulence and shrinking demand in the domestic market, mainly in the segments of trucks and light commercial vehicles, which fell by 11.6% and 16.8% respectively, sales by Maxion Componentes Estruturais totaled R$240.7 million, representing a year-on-year increase of 16%. This growth, which is very positive when analyzed within the prevailing harsh environment afflicting the industries in which the company operates, was the result of three factors: the securing of new contracts, the 17.3% growth in national production of agricultural machinery, which was a driving force for the sales of wheels, and finally, exports. Favored by the sharp local currency devaluation, which lasted for most of 2002, Maxion Componentes Estruturais exported products totaling R$52.1 million, or 21.7% of its sales. Sales resulting from the new contracts related to the acquisition of the assets for the production of wheels for agricultural machinery and off-road vehicles reached a total of R$16.7 million.

In the steel wheels segment, a combination of technological excellence, manufacturing capabilities and a streamlined cost structure enabled the company in 2002 to reaffirm its leadership position in the field of steel wheels for trucks, buses and agricultural machinery. Sales reached R$113.6 million, an increase of 36.5% over the previous year.

In the chassis segment, the company held on to its leadership in the truck, bus and light commercial vehicle segments. Sales totaled R$127.1 million, registering only a slight year-on-year increase of 2.3%, owing to a decline in the domestic production of trucks, buses and utility vehicles.

New contracts obtained during 2002, allows to forecast an increase in business for Maxion Componentes Estruturais in 2003, owing to the generation of additional annual sales of about R$35 million. The highlights among the new contracts are the supply of wheels for Accuride, of the United States, and Gianetti, of Italy, as well as the supply of light stamping parts for DaimlerChrysler in Brazil.

Maxion Componentes Automotivos S.A.



Maxion Componentes Automotivos specializes in the manufacture of components mainly for passenger and light commercial vehicles, especially window-raiser mechanisms, door locks, hand-brake levers, hinges, straps, door handles, lock cylinders and keys, pedal assemblies, jacks, and water and oil pumps. Window-raiser mechanisms account for 45.3% of total sales, a number which places the company in the forefront of this segment with a 41% share of the domestic market. Maxion Componentes Automotivos is also leader in the hand-brake lever segment with a 42% market share.

The company own technology, coupled with expertise acquired by means of its international partnerships, as well as a manufacturing capability and versatility, guarantee the company a consistent and comprehensive customer portfolio, which features important names like Fiat, Ford, General Motors, Volkswagen, DaimlerChrysler, Volvo, Scania and Iveco, among other representatives of the world automotive industry.

In 2002, the company kept its firm effort to reduce costs and operating expenses, also through the nationalization of items which were previously imported, as a way of dealing with the sharp rise in production costs driven by the local currency devaluation and the subsequent domestic inflation, a scenario that coincided with a 1.6% fall in the local production of passenger cars and light commercial vehicles.

On a different front, throughout the year, Maxion Componentes Automotivos integrated into its industrial facilities the assets acquired from Batz for the manufacture of pedal sets, jacks and hand-brake levers. This acquisition contributed, from as early as the second quarter of 2002, with sales totaling R$6.8 million, mainly to General Motors and Volkswagen.

The constant investments in quality, new production processes and technology allowed the company in 2002 to secure an important contract to supply a door handle, lock cylinders and keys system with an innovative technology to Volkswagen. This contract is expected to generate an additional R$5.0 million in revenues, starting from 2003.

Total sales for Maxion Componentes Automotivos amounted to R$98.1 million in 2002, a figure representing a year-on-year increase of 4.8% and one which corresponds to 24% of Iochpe-Maxion's total turnover.





Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.



A joint-venture between Iochpe-Maxion and Amsted Industries, a North American group which is the world leader in the manufacture and development of railroad castings, Amsted-Maxion in 2002 consolidated itself as the benchmark in the Brazilian railroad equipment industry.

The company holds a share of more than 90% in the railroad freight cars and railroad castings industries and of more than 60% in the railroad wheels and industrial and road castings industries.

The year 2002 was one of positive results, especially concerning sales to the international market of industrial and railroad castings. Chief among them were the supply of railroad trucks to SNIM (Mauritania) and parts of railroad trucks to Johnstown (EUA), brake pads and fifth wheel supports to Amsted (USA), tractor parts to Caterpillar (USA), crusher components to Metso (France), in addition to industrial castings to other clients in the United States, Italy and Canada. The export program, which totaled R$44.7 million in 2002, accounted for 37.1% of net sales, a significant increase, especially when compared to the 16.6% registered in 2001. In dollar terms, exports went up by 76.9% over the previous year.



Amsted-Maxion: market reference, excelence in railroad equipment.



The domestic market only gathered momentum during the final quarter, a consequence of the economic situation and the restructuring of the Brazilian railroad sector, which was still in progress during most of the year. At the end of the year, with most of this restructuring already in place, Amsted-Maxion finalized important contracts, chief among them the one concerning the supply of railroad freight cars to Companhia Vale do Rio Doce.

Amsted-Maxion sales totaled R$120.4 million in 2002, representing a 10.0% year-on-year increase. At year's end the business portfolio comprised contracted sales of R$205.4 million.

The Market and Financial Performance



R$ million	2002	2001	2000	1999	1998
Net Sales - R$ million	411.2	373.7	624.0	615.4	770.7
EBIT – R$ million	40.1	27.1	46.3	11.8	(3.2)
EBIT - % sales	9.8%	7.3%	7.4%	1.9%	-0.4%
EBITDA - R$ million	72.6	57.9	88.7	57.2	49.6
EBITDA - % sales	17.7%	15.5%	14.2%	9.3%	7.9%
Net Debt - R$ million	105.7	65.1	194.8	208.4	216.7
Net Income - R$ million	(24.2)	24.7	13.6	(51.4)	(140.4)
Capital Expenditure - R$ million	37.0	18.8	18.7	41.5	24.8

Sales

Consolidated net sales reached R$411.2 million in 2002, a year-on-year increase of 10%.

On the domestic front, the industries in which Iochpe-Maxion's subsidiaries operate went through a period of retraction during 2002, due to macroeconomic events related to world recession and political uncertainty with respect to the outcome of the elections in Brazil.

Brazilian vehicle production totaled 1,775 thousand units, a year-on-year drop of 2.0%. The worst performance was registered by the light commercial segment, which produced 180 thousand units, recording a year-on-year fall of 16.8%. The truck segment posted a year-on-year fall of 11.6% with the production of 68 thousand units. The bus segment, with its production of 23 thousand units, registered a year-on-year fall of 3%. Finally the passenger car sector posted an increase of 0.6% over the previous year with the production of 1,505 thousand units. The Brazilian automotive industry only returned to more suitable levels of growth in the last quarter when total production volume rose by 24.8% in comparison to the same period of the previous year.

The Brazilian railroad market was impacted by the political and macroeconomic situation as well as the corporate restructuring of the sector, which took up most of the year, delaying decisions regarding new investments, while prioritizing expenditure for the maintenance of the existing fleet. As a consequence the Brazilian market for railroad freight cars shrank by





59% over the previous year, whereas the railroad wheels segment and railroad and industrial castings grew by 4.4% and 31.2%, respectively over the previous year. At the year's end, the market for railroad equipment resumed its growth, especially in the wake of orders place by Companhia Companhia Vale do Rio Doce.

Iochpe-Maxion succeeded in offsetting the downturn in the domestic market by the good performance of its exports, which reached US$24.3 million in 2002, a year-on-year increase in dollar terms of 1.3%, or an increase in local currency of 56%. Such growth was achieved despite a sharp downturn in exports to the Argentine market, which fell from US$3.8 million in 2001, to US$1.2 million in 2002. The most important highlight was in the railroad equipment sector, in which exports grew by 79% in dollar terms over the previous year, accounting for 37.1% of total Amstead-Maxion sales in 2002, compared to 16.6% in 2001.

Gross profit

The gross profit of R$90.0 million in 2002, represented a year-on-increase of 12.4%, reaching 21.9% of net sales, similar to the level recorded in 2001. This result is positive when taking into account the cost pressures due to local currency devaluation's impact on imported items and the subsequent domestic inflation, which affected the remaining production costs. Faced with such scenario, strong cost-cutting and productivity improvement programs were introduced, which, together with gains of scale due to the growth in sales, ensured that this level of profitability could be sustained.



Operating expenses

Sales expenses in 2002 came to R$30.3 million, or 7.4% of net sales, representing a rise of 25.9% over the previous year. This growth was due to the increase in the share of exports on the consolidated net sales (from 12.8% in 2001 to



18.1% in 2002), which led to increases in the costs of freight and commissions.

General and administrative expenses reached R$28.5 million, or 6.9% of net sales, a reduction of 6.5% over the previous year, when this expense accounted for 8.2% of net sales. A reduction in administrative expenses derived from Maxion Nacam, which was sold in September 2002, had a positive impact, while an increase in salaries due to the annual collective bargaining agreement brought about negative effects. Other operating revenues in 2002 reached R$8.9 million due mostly to the reversal of provisions of extinct lawsuits, which amounted to R$8.5 million.

Operating Income (EBIT)

In 2002, EBIT reached R$40.1 million, or 48.0% more than the previous year, representing 9.8% of net sales, above the 7.3% of 2001. This result was affected by a reversal in provisions of R$8.5 million. Even with the exclusion of this item, EBIT would have reached R$31.6 million, or 7.7% of net sales, still being 16.6% above the previous year's result.

Net financial expenses

Net financial expenses reached R$54.4 million in 2002 (R$41.2 million in 2001) affected by local currency devaluation which had a negative impact of R$14.0 million, as opposed to R$11.8 million in 2001, an increase in net debt which went from R$65.1 million in 2001 to R$105.7 million in 2002 (see reasons for this increase in the Liquidity and Debt section below) and finally due to the increase in interest rates on loans.

Non operating income

In 2002 non operating income was R$6.4 million (R$67.6 million in 2002). The main event of 2002 was the sale of the entire stake in Maxion Nacam Ltda., which generated earnings of R$9.9 million (in 2001 the sale of the stake in Maxion International Motores S.A. generated a non operational income of R$70.8million).

Income tax, social contribution, profit sharing and minority interest

Income tax and social contribution expenses were R$17.5 million in 2002 (R$24.9 million in 2001), resulting from temporary differences and the reversal of tax credits. It is worth mentioning that 93% of the value of this expense incurred in 2002 (89% in 2001) did not involve actual cash disbursement.

Profit sharing program expenses accounted for R$3.8 million in 2002 (R$5.8 million in 2001) with minority shareholders interest accounting for a revenue of R$5.0 million this year (R$2.1 million in 2001).

Net result

The net result posted by Iochpe-Maxion at the end of 2002 was a loss of R$24.2 million, compared with the profit of R$24.7 million in 2001, which was heavily influenced by the sell-off of Maxion International Motores. Once again the highlight was the good operational performance, which was nevertheless insufficient in 2002 to

offset the negative effects of the growth of the financial expenses and the high expenditure on income tax and social contribution.





Gross cash generation (EBITDA)

EBITDA recorded an increase of 25.4% over the previous year, reaching R$72.6 million or 17.7% of net sales, representing once again a superior performance over the 15.5% recorded on the previous year. This result was affected by the reversal of provisions to the value of R$8.5 million. Even disregarding this revenue, EBTIDA would have reached R$64.1 million, or 15.6% of net sales, still 10.7% above the previous year's figure.

Capital Expenditures

Throughout 2002, Iochpe-Maxion disbursed R$16.7 million in the development of new products and the modernization of its industrial park. Another R$20.3 million were disbursed in purchasing assets.

In 2002 the good operational performance was again the highlight.

Liquidity and Debt

Investments made by Iochpe-Maxion in the course of 2002 in updating the technology of its subsidiaries and incorporating new assets, in addition to the effects of the devaluation of the local currency, high interest rates and the payment of R$9.8 million in dividends relative to year 2001, have all impacted directly the consolidated net debt. This amount, which was R$65.1 million in December 2001, jumped to R$105.7 million at the end of 2002. This higher net debt position, however, came together with an operational increase consistent with the company's evolution starting from 1998, ensuring that a proper capital structure is upheld.

Once all liabilities and assets denominated in foreign currency (dollars) are consolidated, the net foreign exchange exposure ended the year at a positive US$4.5 million. The cash and marketable securities position amounted to R$27.9 million, R$19.8 million of which are short term, with another R$8.1 million recorded in long-term assets.

At year's end, the consolidated gross bank debt came to R$133.6 million, with R$82.1 million in short term and R$51.5 million in long-term.

Throughout 2002, Iochpe-Maxion has reduced its gross debt substantially through the timely and total settlement of its Commercial Papers program, to the value of US$27 million, and its Eurobond issue, amounting to US$50 million.





Capital Markets

During 2002, 746 trades involving Iochpe-Maxion shares took place on the São Paulo Stock Exchange (Bovespa), reaching a total of 238.3 million shares, amounting to R$6.5 million. Preferred shares closed the financial year at R$25.00 per thousand shares, while common shares were quoted at R$22.13 per thousand shares. On December 31st, 2002, the book value of Iochpe-Maxion shares was R$58.85 per thousand shares.

On the Extraordinary Shareholders General Meeting held on September 19th, shareholders approved the cancellation of 48.4 million preferred shares, the total of shares held in treasury (buy back program). This way the company's outstanding shares decreased to 2,661,615,270 shares: 921,429,894 common shares and 1,740,185,376 preferred shares.

In the course of 2002, Iochpe-Maxion reinforced its commitment to transparency regarding the capital markets, hosting a series of gatherings, meetings and presentations with investors, shareholders and analysts. The company has also upgraded its site for investor relations www.iochpe-maxion.com.br as a link to the market, making available press releases, presentations and financial statements among other relevant information.





Social Report



Human Resources

Iochpe-Maxion and its subsidiaries reached the end of 2002 counting with 3,349 colleagues, helping to promote social and economic development in their.

Also it has been Iochpe-Maxion's priority to enhance the specialization of its workforce, aiming to awake vocations, making better professionals and adjust them to the needs of a market even more selective and demanding. An amount of R$ 634,000 was invested in training programs, totaling 176,821 hours and 2,792 participants. Besides training programs related to technical expertise, in 2002 programs of management skills, project development techniques, interpersonal communication skills and formation of multipliers were carried on Iochpe-Maxion and subsidiaries, in order to develop the diverse potentialities of our colleagues.

Aiming to provide all the necessary support to the fullest development of individual and collective skills of its workforce, Iochpe-Maxion and its subsidiaries invested R$8,550,000 in 2002 at direct and indirect benefits, such as restaurant, transportation, health care coverage for the colleagues and their relatives, life insurance and pension fund. Another R$ 950,000 were invested at safety programs dedicated to provide standards of operational conduct able to assure the physical integrity of the workforce. Besides that, the Operational Results Program, which is aimed at rewarding the commitment of the colleagues with company's general goals, distributed R$ 2,957,000 in 2002.

The total amount of wages, training and other benefits reached R$ 103.024.000 in 2002.

Developing partnerships

Iochpe-Maxion is committed to promoting initiatives capable of contributing to the social and economic development of its communities. This commitment is demonstrated through its support of Fundação Iochpe www.fiochpe.org.br, an independent institution set up in 1989 to support underprivileged segments of the population through education. In 2002 Iochpe-Maxion donated R$ 600 thousand to Fundação Iochpe.

Fundação Iochpe

With the support of partnerships established with public and private entities, in addition to a professional administration and voluntary employees, Fundação Iochpe develops programs of corporate social responsibility in the areas of culture and education designed for children and teenagers from low-income families who live in an environment of social exclusion. At the present moment more than one hundred and twenty thousand people in several states of Brazil, benefit from programs run by Fundação Iochpe, which are organized on four broad fronts:

Art at School Project (Projeto Arte na Escola) - This project is run through the programs Educação Continuada (Continuing Education) and Videoteca (Video Library), which foresee the training of art teachers in the public education system through partnerships and agreements with universities, museums, foundations and state departments of education. This project, Fundação Iochpe's oldest, has started in 1989 and is designed to instill education processes through art, thus ensuring that Brazilian children have access to culture through the promotion of teaching visual arts. Currently the project consists of 16 amplification centers comprising the Art at School Network (Rede Arte na Escola). In 2002, the initiative received the support of the Instituto Arte na Escola (Art at School Institute), a non-profit institution for the development of activities to generate funding for the program's sustained qualification efforts. Annually, the Art at School Network trains about 10 thousand teachers in art practice within the classroom.



Formare Project (*Projeto Formare*) - Originally structured on basic level technical schools located within Iochpe-Maxion premises, Formare Project aims to develop potential in young people from low-income sectors of the population, integrating them into society both as professionals and citizens. Classes are held within the companies. The courses are designed and certifyed by CEFET-PR (The Parana Federal Center for Technical Education), and are taught by company employees who take on the role of "voluntary teachers". Formare, a successful project run by Fundação Iochpe since 1994, transformed itself into a social non-profit franchise, thus spreading to other business environments. In 2002, the program experienced considerable growth. At present 19 companies participate in the Formare Network, operating 29 schools. The program has already directly benefited more than a thousand youngsters.

PISP - Equal Social Investment Program (PISP – *Programa de Investimento Social Paritário*), started in 1994, is designed to offer encouragement and guidance to employees of Iochpe-Maxion and its subsidiaries in volunteering for work in the community and social institutions by sharing experiences. Coordinated by committees, the employees choose the institutions to which they are going to transfer their management knowledge, contributing in this way to the long-term sustainability of these entities. PISP has already benefited 16 institutions and more than 70 thousand people.

Iochpe Memory - This program seeks to rescue Iochpe-Maxion's history and record the company's contribution towards the development of communities where its industrial plants have been established. Testimony to the extent of this positive interaction was the creation and maintenance of the Amsted-Maxion Museum collection which preserves part of the railroad's heritage in the region of Vale do Paraíba, State of São Paulo. Another highlight is the support to the recovery of part of the old railroad station of Cruzeiro, which has been turned into a cultural center.



Corporate Information



Investor Relations
Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13th floor
04575-020 - São Paulo, SP - Brazil
Tel.:(5511) 5508-3800 – Fax: (5511) 5506-7353
Marcio Fenelon
e-mail: fenelon@iochpe.com.br
site: www.iochpe-maxion.com.br

Shareholder Service and Share Custody
Banco Bradesco S.A.
Departamento de Ações e Custódia
Cidade de Deus – Prédio Amarelo – 2nd floor
06029-900 – Osasco - SP - Brazil
All branches of Banco Bradesco S.A. are equipped to attend Iochpe-Maxion shareholders

Issuing Bank of level one ADRs - ticker symbol: IOCJY (North America OTC market)
The Bank of New York
620 Avenue of the Americas – 6th floor
New York, NY 10011 - USA

Stock Exchange Trading
Iochpe-Maxion shares are traded on the São Paulo Stock Exchange (Bovespa) (ticker symbol: MYPK3 – common shares, and MYPK4 – preferred shares)

Board of Directors
Ivoncy B. Ioschpe - Chairman
Antônio José de Oliveira Santos - Board Member
Daniel Ioschpe - Board Member
Iboty B. Ioschpe - Board Member
João Carlos Zani - Board Member
Jorge Eduardo Martins Moraes - Board Member
Mauro Litwin Iochpe - Board Member
Mauro Knijnik - Board Member

Executive Officers
Dan Ioschpe – Chief Executive Officer
Oscar A. Fontoura Becker - Chief Financial Officer and Investor Relations Director

Managing Directors - Subsidiaries and Joint Ventures
Maxion Componentes Estruturais Ltda.
Armando Ulbricht Jr.
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
José Antônio Correia Rodrigues
Maxion Componentes Automotivos S.A.
Marcos Luchese

Addresses
Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13th floor
04575-020 - São Paulo – SP – Brazil
Tel. (5511) 5508-3800 – Fax: (5511) 5506-7353
e-mail: iochpe@iochpe.com.br
site: www.iochpe-maxion.com.br

Maxion Componentes Estruturais Ltda.
Rua Dr. Othon Barcellos, 83
12700-000 – Cruzeiro – SP – Brazil
Tel. (5512) 540-1000 – Fax (5512) 540-1185
e-mail: vendas@maxioncr.com.br
site: www.maxioncr.com.br

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
Rua Dr. Othon Barcellos, 77
12700-000 – Cruzeiro – SP – Brazil
Tel. (5512) 540-1000 – Fax (5512) 540-1185
e-mail:am@amsted-maxion.com.br
site: www.amsted-maxion.com.br

Maxion Componentes Automotivos S.A.
Rua Haeckel Ben Hur Salvador, 100
32341-000 – Contagem – MG – Brazil
Tel. (5531) 3399-5000 – Fax (5531) 3399-5910
e-mail: maxioncomp@maxion.ind.br
site: www.maxion.ind.br

(A free translation of the original report in Portuguese)

Iochpe - Maxion S.A. and Subsidiary Companies

Financial Statements at December 31, 2003 and 2002 and Report of Independent Auditors

IOCHPE-MAXION

2003 MANAGEMENT REPORT

In a year of low economic growth and high interest rates, Iochpe-Maxion recorded significant growth in its activities, achieving in 2003 an increase in net sales of 64.3% over the previous year, amounting to R$675.7 million. This improvement was the result of a strategy aimed at increasing current business, through the development of new contracts in the domestic market and the increase of exports.

The strong cost pressure throughout 2003, notably in raw materials and utility prices, resulting from the high inflation in the second half of 2002, added to the appreciation of the Brazilian Real in relation to the US Dollar, which brought down the value of exports, meant that the growth of our operating margins in relation to the previous year remained below the growth in net sales: operating income (EBIT) reached R$57.5 million, an increase of 57.9%, while gross cash generation (EBITDA) reached R$89.4 million, a growth of 29.5%.

The net result was a loss of R$5.1 million, compared with a net loss of R$24.2 million in 2002. It is worth mentioning the relevance to this negative result of the high effective income tax rate (please see explanation in the "Financial Commentary – Income Tax and Minority Interest" section).

Domestic Market

The robust expansion of the railroad equipment market in 2003 generated a growth of the share of this sector within Iochpe-Maxion's consolidated net sales, reaching 24.2%, against the previous year's 14.6%. The market for wheels and chassis for trucks, buses, light commercial vehicles and agriculture machinery accounted for 58.8% of consolidated net sales, in contrast with 58.5% in 2002. Finally, the automobile market represented 16.9% of consolidated net sales, compared to 26,8% in the previous year.

The Brazilian production of vehicles in 2003 reached 1,827.7 thousand units, an increase of 2.0% in relation to the previous year. The highest growth took place in the light commercial vehicle segment, with the production of 216.5 thousand units and a growth of 20.3%. The bus segment grew 18.6%, with the production of 26.9 thousand units. The truck segment grew 13.7%, with the production of 77.9 thousand units. Finally, the automobile segment, with a production of 1,506.3 thousand units, recorded a drop of 1.0% in relation to the volume produced in 2002. The sale of vehicles to the domestic market reached 1,354.8 thousand units, a drop of 0.6% over the previous year. Export sales showed a year-on-year increase of 29.1%, reaching 535.4 thousand units, while 73.8 thousand units were imported, signaling a decrease of 36.0%.

The agricultural machinery segment, with the production of 58.8 thousand units recorded an increase of 13.0%, boosted by the growth in exports, which reached 21.4 thousand units, an increase of 105.5% over the previous year.

The railroad industry was impacted by the strong growth in agricultural, steel and mining output, driven by an increase in exports within these sectors. The domestic market for railroad freight cars grew 716.0% in relation to 2002, reaching 2,399 units. Markets for railroad wheels and railroad castings remained at the same level as in the previous year.

Export Market

Consolidated exports reached US$33.4 million in 2003, or R$100.7 million, an increase in US Dollars of 37.5%, or 35.0% in Reais, over the previous year. This growth was due to the recovery in exports to the Argentine market, which grew from US$3.1 million in 2002 to US$5.2 million in 2003, the growth in exports of railroad, truck and industrial castings which increased from US$6.4 million in 2002 to US$7.7 million in 2003 and the increase of US$5.2 million in the export of chassis and wheels over the previous year. The main destinations of the consolidated exports were USA with 41%; Canada with 16%; Africa/Middle East with 16% and Latin America with 16%. The participation of each product within the consolidated export was the following: truck and bus wheels with 55%, railroad equipment with 26% and chassis with 17%.

Net Sales

The table below presents consolidated and per-company net sales, in both domestic and export markets.

Companies	Market	2003	2002	Var. 03/02 (%)
Maxion Componentes Estruturais	Domestic	323.8	188.6	71.7%
	Export	73.5	52.1	41.1%
	Total	397.3	240.7	65.1%
Amsted-Maxion Fund. e Equip. Ferrov.	Domestic	274.5	75.8	262.1%
	Export	53.6	44.6	20.2%
	Total	328.1	120.4	172.5%
Maxion Componentes Automotivos	Domestic	113.9	97.9	16.3%
	Export	0.4	0.2	100.0%
	Total	114.3	98.1	16.5%
Maxion Nacam (*)	Domestic	---	12.2	---
(-) Consolidation adjustments	Domestic	(137.2)	(37.9)	---
	Export	(26.8)	(22.3)	---
	Total	(164.0)	(60.2)	---
Iochpe-Maxion - Consolidated	**Domestic**	**575.0**	**336.6**	**70.8%**
	Export	**100.7**	**74.6**	**35.0%**
	Total	**675.7**	**411.2**	**64.3%**

(*) Iochpe-Maxion sold its stake in Maxion Nacam in September 2002

Subsidiaries and Joint Ventures

Iochpe-Maxion is a holding company participating in the autoparts and railroad equipment markets. The chart below presents Iochpe-Maxion's relevant shareholdings.


Iochpe-Maxion S.A.
99.9%
18.9%
50%
Maxion Componentes Estruturais Ltda.
Maxion Componentes Automotivos S.A.
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
80.8%

Maxion Componentes Estruturais Ltda.

For Maxion Componentes Estruturais, a company producing wheels and chassis for trucks, buses, light commercial vehicles and tractors, the year was marked by a slight recovery in the domestic market and a considerable upswing in new business and exports. Accordingly, net sales rose 65.1% over the previous year, while production– within the segments of the company's customers grew between 13% and 20% (see details in the "Domestic Market" section).

Exports represented 18.5% of total net sales, an increase of 41.1% over the previous year in Reais, or 40.4% in US Dollars, highlighting a recovery in the Argentine wheels market and a growth in the volume of wheels exported to non-traditional markets such as South Africa.

Net sales in the chassis segment reached R$204.9 million, a growth of 61.2% in relation to 2002, while the wheels segment reached R$192.4 million, an increase of 69.4% over 2002.

Maxion Componentes Automotivos S.A.

Maxion Componentes Automotivos produces window raiser mechanisms, latches, locks, door handles, keys and cylinder, hand-brake levers, hinges, straps, pedal sets, water and oil pumps, and jacks, mainly for passenger cars. Window raiser mechanisms, the company's main product, accounted in 2003 for 49.8% of net sales. The company is leader in this segment in Brazil, with a 43% market share, as well as in the handbrake lever segment, in with a 44% market share.

Net sales of R$114.3 million represented an increase of 16.5% over 2002, while the Brazilian automobile production recorded a decrease of 1.0% over the previous year. The main drivers for this growth in net sales were the growth above themarket's average of Ford's Fiesta/EcoSport platform, to which the company is the exclusive supplier of window raiser mechanisms, as well as the sales of –"snake" key sets for Volkswagen, which began in 2003.

The difficulty to absorb or transfer to prices the strong cost pressure on raw materials, utilities and wages, occurred through the year, once more did not allow the company to achieve suitable operating margins.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários, the leading manufacturer of railroad freight cars, railroad wheels and –railroad and industrial castings, is a joint venture of Iochpe-Maxion and Amsted Industries, a North American company, world leader in the production of railroad wheels and castings.

The year of 2003 was characterized by a strong demand for railroad freight cars, with the sale of 2,028 units, an increase of 589.8% over the previous year. Exports reached 16.3% of total net sales, representing a growth of 20.2% in Reais over 2002, or 29.0% in US Dollars.

In order to meet this increase in demand, two additional manufacturing plants were leased during 2003, one in Osasco and the other in Hortolândia, both in São Paulo state, raising the company's annual production capacity to more than five thousand railroad freight cars and its casting components such as boogies and couplers, enough to attend current demand from both the domestic and export markets.

At the beginning of 2004 the company signed contracts to supply 3,168 railroad freight cars throughout the year, representing sales of approximately R$415 million.

Comments on Results

Gross Profit

Gross profit reached R$136.6 million in 2003 (R$86.6 million in 2002), or 20.2% of net sales (21.1% in 2002). The lower growth in relation to the increase of net sales, was due to –the reduced profitability of exports, resulting from the appreciation of the Real throughout the year and to the strong cost pressure on raw materials, utility prices and wages.

Operating Expenses

Sales expenses in 2003 amounted to R$44.1 million, or 6.5% of net sales (7.4% of net sales in 2002), representing a rise of 45.4% over the previous year. This increase was the result of an increase in variable sales expenses, mainly freights, commissions and royalties related to exports, which in 2003 represented 85.2% of sales costs.

Administrative expenses amounted to R$33.3 million, or 4.9% of net sales (7.0% in 2002), a rise of 16.1%. This growth resulted from the increase in wages, which accounted for 37.5% of these expenses.

Other operating expenses in 2003 totaled R$1.6 million, in relation to R$8.9 million in revenues for 2002, which was a result of the reversal of R$8.5 million in provisions on litigation, terminated that same year.

Operating Income Before Financial Expenses (EBIT)

Operating income (EBIT) reached R$57.5 million, 57.9% more than in the previous year, representing 8.5%

of net sales, against 8.9% in 2002. It should be noted that this percentage in 2002 was favorably affected by the reversal of R$8.5 million in provisions. Without such effect, the percentage would have remained at 6.8% for that year.

Net Financial Expenses

Net financial expenses reached R$38.1 million, 29.8% less than in the previous year, standing at 5.6% of net sales, against 13.2% in 2002. Exchange rate effect was a net expense of R$4.0 million, lower than the R$14.0 million of 2002. The increase in net debt in 2003 (see the "Liquidity and Debt" section below) and the subsequent increase in financial costs were offset by the reduction in interest rates throughout the second half of the year.

Non-Operational Result

In 2003 the non-operational result was negative in R$5.9 million, compared to the positive result of R$6.2 million recorded in 2002. This variation is due to the –positive result of R$9.9 million obtained in 2002 with the divestment of the total stake at Maxion Nacam Ltda. and due to the constitution of provisions for impaired assets in 2003.

Income Tax and Minority Interest

Income taxes expenses amounted to R$19.0 million in 2003 (R$17.5 million in 2002), for pre-tax profit of R$13.5 million (loss of R$11.7 million in 2002). This high income tax rate is due to the fact that each subsidiary is taxed on an individual basis, not allowing the compensation of the profits of one company with the losses of another, in addition to the recognition of temporary differences. It is important to point out that the actual cash disbursement on income tax was a mere R$250 thousand, owing to the utilization of existing tax credits.

The minority interest amounted to a positive R$0.4 million for the year (R$5.0 million in 2002).

Net Income

Net income was a negative R$5.1 million, less than the R$24.2 million loss in 2002. A positive highlight was the strong increase in consolidated net sales in a year of sluggish economic growth. Negative aspects were increase in costs, due to the inflation burst of the end of 2002 and the high income tax rates.

EBITDA

EBITDA demonstration	In millions of Reais
Operating Profit After Net Financial Expenses	19.4
(+) Net Financial Expenses	38.1
(+) Depreciation	23.9
(+) Amortization	8.0
(=) EBITDA	89.4

EBITDA recorded an increase of 29.5% over the previous year, reaching R$89.4 million. As a percentage of net sales it was 13.1%, a weaker performance than the 16.8% posted in the previous year (the above comments on Gross Profit, Operating Expenses and Operating Income Before Financial Expenses (EBIT) present the reasons for such decrease).

Working Capital

In 2003, working capital increased by R$13.8 million, mainly as a result of the increase of R$2.4 million in accounts receivable and R$30.3 million in inventory. The main reason for these increases was the growth in sales in the course of 2003 and the maintenance of such growth at the beginning of 2004. As a partial off-set of these increases in assets, there was an increase in accounts payable to suppliers, taxes payable and other payables, totaling R$18.9 million.

Capital Expenditures

Capital expenditures reached R$39.4 million in 2003 (R$37.0 million in 2002) which were invested in the development of new products and in the modernization of the manufacturing facilities. Highlights were the increase in production capacity of truck and bus wheels and the lease and set-up of two industrial plants for the production of railroad freight cars and castings.

Liquidity and Debt

Consolidated marketable securities and cash at the end of 2003 reached R$16.4 million, with R$12.7 million in the short term and R$3.7 million invested in the long term. Dollar-denominated marketable securities and cash accounted for approximately 28% of total amount at year end.

Consolidated gross bank debt at the end of 2003 reached R$131.4 million, with R$94.9 million in the short term and R$36.5 million recorded in the long term. The debt is corrected by the INPC (National Price Index), accounting for 35% of the total value, followed by the dollar, with 30%, CDI (Interbank Rate), with 22%, TJLP (Long Term Interest Rate), with 10%, and IGPM (General Price Index), with 3%.

Net consolidated debt went from R$105.7 million in December 2002 to R$115.0 million in December 2003 (the above comments on Net Financial Expenses, Non-Operational Result, EBITDA, Working Capital and Capital Expenditures provide the reasons for this increase). The ratio between net debt and EBITDA reached 1.3x in 2003, lower than the 1.5x ratio of 2002, representing the ongoing concern with the maintenance of an adequate capital structure.

Consolidating all Dollar denominated liabilities and assets, the net exchange rate exposure at the end of 2003 was a debit of US$11.1 million. Iochpe-Maxion paid in May 2003 the first installment of the principal amount of its fourth issue of debentures (the only outstanding issue) for a value of R$18.1 million, remaining a year-end balance of R$46.5 million, with maturity dates at May 2004 and 2005.

Capital Markets

Iochpe-Maxion shares had 1,347 trades on the São Paulo Stock Exchange (Bovespa) during 2003, reaching a volume of 201.2 million shares, for a total amount of R$11.8 million. Iochpe-Maxion non-voting shares (MYPK4) closed the year traded at R$83.00 per thousand shares, for a book value of R$56.19 per thousand shares.

The Iochpe-Maxion investor relation website www.iochpe-maxion.com.br contains complete information about the company, including financial statements, presentations and releases.

In compliance with CVM's (Securities Exchange Comission) Instruction no. 381, the company informs that during 2003 fiscal year, Iochpe-Maxion and its subsidiaries hired tax, fiscal and business consulting services amounting to R$9,300.00 from PriceWaterhouseCoopers Auditores Independentes. This amount accounts for around 2.6% of the independent auditing fee. Iochpe-Maxion in discussion with its independent auditors concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope definition and the procedures that were carried out. Iochpe-Maxion adopts the policy of attending the regulations which define restrictions to the services of independent auditors.

The Management

(A free translation of the original report in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Iochpe - Maxion S.A.

1 We have audited the accompanying balance sheets of Iochpe - Maxion S.A. and the consolidated balance sheets of Iochpe - Maxion S.A. and its subsidiaries as of December 31, 2003 and 2002 and the related statements of operations, of changes in stockholders' equity and of changes in financial position of Iochpe - Maxion S.A., as well as the related consolidated statements of operations and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of the subsidiary Iochpe Holdings, LLC were conducted by other independent auditors, and our opinion, insofar as it relates to the amount of this investment (2003 - R$ 49,035 thousand; 2002 - R$ 48,779 thousand) and the results therefrom (2003 - R$ 9,138 thousand; 2002 - R$ 12,689 thousand), is based solely on the report of the other independent auditors.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation.

3 In our opinion, based on our audits and on the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Iochpe-Maxion S.A. and of Iochpe-Maxion S.A. and its subsidiaries at December 31, 2003 and 2002 and the results of its operations, the changes in stockholders' equity and the changes in financial position of Iochpe-Maxion S.A., as well as the consolidated results of operations and of changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

São Paulo, January 24, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Pedro Ozires Predeus
Contador CRC 1SP061331/O-3

(A free translation of the original in Portuguese)

Iochpe - Maxion S.A. and Subsidiary Companies

Balance Sheet at December 31

In thousands of reais

	Parent Company		Consolidated	
Assets	**2003**	**2002**	**2003**	**2002**
Current assets				
Cash and banks	382	110	8,227	12,485
Financial investments (Note 15(a))	4,363	6,355	4,426	7,274
Customers				
Local			58,519	49,461
Foreign			34,180	34,973
Allowance for doubtful accounts			(4,567)	(2,323)
Advances on export contracts (ACE)			(23,870)	(20,188)
Other	149	165	9,079	6,953
Inventories (Note 4)			86,750	55,368
Taxes recoverable	5,814	5,435	13,201	9,102
Deferred tax assets (Note 5)		1,241	11,712	10,501
	10,708	13,306	197,657	163,606

	Parent Company		Consolidated	
Liabilities and stockholders' equity	**2003**	**2002**	**2003**	**2002**
Current liabilities				
Financings (Note 9)		17,606	73,293	61,304
Debentures (Note 10)	21,595	20,847	21,595	20,847
Suppliers				
Local			34,699	21,352
Foreign			3,034	8,445
Related companies (Note 6(b))	50,187	44,775		
Customers credits			6,090	4,745
Commissions payable			4,007	2,342
Salaries, profit sharing and payroll charges	342	293	16,253	7,959
Taxes payable	22	499	2,426	2,402
Tax Recovery Program (REFIS) (Note 11)		1,281	2,013	3,036
Provision for contingencies (Note 12)	12,148	9,195	12,840	9,681
Other	340	1,126	15,514	12,501
	84,634	95,622	191,764	154,614

Iochpe - Maxion S.A. and Subsidiary Companies

Balance Sheet at December 31
In thousands of reais

(continued)

Assets	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Long-term receivables				
Financial investments (Note 15 (a))			3,736	8,141
Accounts receivable			9,276	8,210
Allowance for doubtful accounts			(3,779)	(1,740)
Compulsory and judicial deposits	6,967	6,897	11,158	10,505
Related companies (Note 6(b))	75,288	100,205	436	1,134
Deferred tax assets (Note 5)	23,600	23,600	42,959	49,575
Other	762	660	5,739	5,508
	106,617	131,362	69,525	81,333
Permanent assets				
Investments				
Subsidiary companies (Note 6(c))	140,313	141,976		
Goodwill (Note 6 (c))	8,270	11,727	8,270	11,727
Other	85	85	161	256
Property, plant and equipment (Note 7)	424	538	140,352	124,526
Deferred charges (Note 8)			15,234	17,840
	149,092	154,326	164,017	154,349
Total assets	266,417	298,994	431,199	399,288

Liabilities and stockholders' equity	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Long-term liabilities				
Financings (Note 9)			11,609	11,667
Debentures (Note 10)	24,913	39,790	24,913	39,790
Provisions for contingencies (Note 12)	5,345	5,345	33,258	12,101
Tax Recovery Program (REFIS) (Note 11)		1,601	14,276	16,901
Other			3,695	7,067
	30,258	46,736	87,751	87,526
Minority interest			159	512
Stockholders' equity				
Capital (Note 13 (a))	161,463	161,463	161,463	161,463
Accumulated deficit	(9,938)	(4,827)	(9,938)	(4,827)
	151,525	156,636	151,525	156,636
Total liabilities and stockholders' equity	266,417	298,994	431,199	399,288

The accompanying notes are an integral part of these financial statements.

Iochpe - Maxion S.A. and Subsidiary Companies

(A free translation of the original in Portuguese)

Statement of Operations
Years Ended December 31
In thousands of reais

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Gross sales and services				
Sales and services			748,965	467,836
Taxes on sales			(73,292)	(56,612)
Net sales and services			675,673	411,224
Cost of sales and services rendered			(539,115)	(324,614)
Gross profit			136,558	86,610
Operating expenses (income)				
Selling			44,121	30,337
General and administrative (Directors' fees - parent company R$ 1,432; (2002 - R$ 1,138))	9,097	8,980	33,343	28,712
Financial income	(12,564)	(74,545)	(7,871)	(106,716)
Financial expenses	14,929	128,423	46,013	161,069
Equity in the results of subsidiary companies (Note 6(c))	(9,992)	(30,949)		
Other operating income and expenses, Net	(28)	(8,651)	1,598	(8,857)
	1,442	23,258	117,204	104,545
Operating loss (carried forward)	(1,442)	(23,258)	19,354	(17,935)

Iochpe - Maxion S.A. and Subsidiary Companies

Statement of Operations
Years Ended December 31
In thousands of reais **(continued)**

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Operating loss (brought forward)	(1,442)	(23,258)	19,354	(17,935)
Non-operating results, net (Note 14)	(2,452)	7,565	(5,863)	6,206
Loss before taxation	(3,894)	(15,693)	13,491	(11,729)
Income tax and social contribution				
Current	24	(440)	(13,560)	(1,205)
Deferred (Note 5 (e))	(1,241)	(8,102)	(5,395)	(16,276)
	(1,217)	(8,542)	(18,955)	(17,481)
Loss before profit sharing	(5,111)	(24,235)	(5,464)	(29,210)
Minority interest			353	4,975
Loss for the year	(5,111)	(24,235)	(5,111)	(24,235)
Loss per thousand shares at the end of the year - R$	(1.92)	(9.10)		

The accompanying notes are an integral part of these financial statements.

Iochpe - Maxion S.A.

Statements of Changes in Stockholders' Equity
In thousands of reais

		Revenue reserves				
	Capital	Statutory reserve – for investments and working capital	Legal reserve	Treasury stock	Accumulated deficit	Total
At December 31, 2001	161,463	18,657	1,916	(235)		181,801
Treasury stock				(930)		(930)
Cancellation of 48,400,000 preferred nominative registered shares (Note 13(b))		(1,165)		1,165		
Loss for the year					(24,235)	(24,235)
Offset of loss for the year		(17,492)	(1,916)		19,408	
At December 31, 2002	161,463				(4,827)	156,636
Loss for the year					(5,111)	(5,111)
At December 31, 2003	161,463				(9,938)	151,525

The accompanying notes are an integral part of these financial statements.

Iochpe - Maxion S.A. and Subsidiary Companies

(A free translation of the original in Portuguese)

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Funds were provided by:				
Operations				
Loss for the year	(5,111)	(24,235)	(5,111)	(24,235)
Minority interest			(353)	(4,975)
Expenses (income) not affecting				
Working capital				
Long-term interest and variations	(9,136)	(28,982)	22,238	9,403
Depreciation	48	56	23,925	23,827
Amortization			4,476	5,217
Deferred tax assets		8,102	(5,110)	16,276
Equity in the results of subsidiaries	(9,992)	(30,949)		
Amortization of goodwill on investments	3,457	3,457	3,457	3,457
Residual value of permanent asset disposals	106	(10,729	1,079	15,772
	(20,628)	(83,280)	44,601	44,742
Subsidiary companies				
Dividends received	14,756	2,849		
Capital reduction		48,057		
Third parties				
Increase in long-term liabilities				
Financings			10,179	10,744
Other accounts payable		307	19,521	8,618
Decrease in long-term receivables	41,959	185,029	2,766	3,796
Transfer to current assets		1,241	2,163	11,471
Total funds provided	36,087	154,203	79,230	79,371

IOCMAX03.DEC.MOD

Iochpe - Maxion S.A. and Subsidiary Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais **(continued)**

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Funds were used for:				
Long-term receivables				
Additions	80	862	2,502	4,061
Subsidiary companies	4,452	47,428		
Permanent assets				
Investments	3,101	8,468		
Property, plant and equipment	41	6	40,718	36,424
Deferred charges			1,868	3,841
Decrease in long-term liabilities				
Transfer to current liabilities	20,023	17,520	33,880	26,370
Other reductions		8,601	3,361	11,811
Treasury stock		930		930
Total funds used	27,697	83,815	82,329	83,437
Increase (decrease) in working capital	8,390	70,388	(3,099)	(4,066)
Changes in working capital				
Current assets				
At the beginning of the year	13,306	41,336	163,606	253,455
At the end of the year	10,708	13,306	197,657	163,606
	(2,598)	(28,030)	34,051	(89,849)
Current liabilities				
At the beginning of the year	95,622	194,040	154,614	240,397
At the end of the year	84,634	95,622	191,764	154,614
	(10,988)	(98,418)	37,150	(85,783)
Increase (decrease) in working capital	8,390	70,388	(3,099)	(4,066)

The accompanying notes are an integral part of these financial statements.

1 Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

Subsidiary companies operate in the following sectors: Maxion Componentes Estruturais Ltda. (Cruzeiro - SP) manufactures and sells chassis, crossbars and heavy wheels; Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro - SP) manufactures and sells railway wheels and components and industrial castings, and Maxion Componentes Automotivos S.A. (Contagem - MG) manufactures and sells window winders, locks, bolts and other automotive components.

2 Significant Accounting Policies

The financial statements were prepared in accordance with the accounting practices adopted in Brazil.

(a) Determination of results of operations

Results are determined on the accrual basis of accounting.

(b) Current assets and long-term receivables

Financial investments are recorded at cost, plus accrued earnings on a pro rata temporis basis, which approximates market value.

Allowance for doubtful accounts is based on an analysis of accounts receivable, case by case, and considers management's expectation of probable losses.

Inventories of subsidiary companies are stated at the average cost of purchase or production, which is lower than replacement cost or realizable value.

Deferred tax assets, arising from income tax losses, temporary additions and social contribution losses were recorded in accordance with the assumptions defined by the Securities Commission (CVM Deliberation 273).

The other assets and receivables are shown at the lower of cost or market value, including, when applicable, accrued income and monetary variations.

(c) Permanent assets

Permanent assets are stated at cost, restated up to December 1995, and take the following matters into consideration:

. Investments in subsidiary companies are recorded on the equity method, plus goodwill to be amortized, when applicable. Goodwill is amortized based on the realization of assets from which it originated for periods up to ten years.

. Depreciation of property, plant and equipment is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of assets and their effective utilization mentioned in Note 7.

. Amortization of deferred charges, mainly pre-operating expenses incurred on implementing and expanding industrial units and goodwill of subsidiaries, over a period of up to ten years, as from the date benefits start being generated (Note 8).

(d) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary variations, when applicable.

3 Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with consolidation principles determined in Brazilian corporate legislation and CVM legislation and include the financial statements of Iochpe - Maxion S.A. and the subsidiary companies in which it holds direct, indirect or joint control, as listed in Note 6(a).

All amounts in thousands of reais unless otherwise indicated

In the consolidated financial statements, the investment balances, results of investees, intercompany assets and liabilities, income and expenses and unrealized profits arising from intercompany operations were eliminated. Minority interest is presented separately in the balance sheet and statement of operations.

In conformity with CVM Instruction 247/96, the financial statements of jointly-controlled company Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. are consolidated proportionally to the company's holding of 50%. The main asset, liability, income and expense accounts of this jointly-controlled company are the following:

	2003	2002
Balance Sheet		
Current assets	69,839	40,184
Long-term receivables	11,836	4,154
Permanent assets	38,079	32,745
Total assets	119,754	77,083
Current liabilities	52,435	31,534
Long-term liabilities	32,196	9,542
Stockholders' equity	35,123	36,007
Total liabilities and stockholders' equity	119,754	77,083
Statement of operations		
Net sales	328,069	120,440
Cost of sales	(261,381)	(94,578)
Gross profit	66,688	25,862
Operating expenses	(33,944)	(18,958)
Non-operating expenses	(155)	(55)
Income tax and social contribution	(11,146)	(2,149)
Net income for the year	21,443	4,700

All amounts in thousands of reais unless otherwise indicated

4 Inventories (Consolidated)

	2003	2002
Finished products	19,812	16,527
Work in progress	7,519	3,323
Raw materials and assembly materials	46,154	24,523
Maintenance and other materials	13,265	10,995
	86,750	55,368

5 Deferred Tax Assets

(a) The parent company has income tax losses of R$ 192,535 (2002 - R$ 170,409) and social contribution losses of R$ 198,756 (2002- R$ 170,427) with no expiry periods, and temporary differences amounting to R$ 12,316 (2002 - R$ 9,442). Deferred tax assets of R$ 23,600 (2002 - R$ 24,841) have been recorded. Additional tax credits arising from income tax losses, social contribution losses and temporary differences amounting to R$ 46,610 (2002 - R$ 36,309) have not been recorded.

The deferred tax assets recorded to date, accounted for in accordance with the assumptions defined by the Securities Commission (CVM) Deliberation 273/98, are expected to be realized within the context of the technical study on viability updated and approved by management (five years as from January 2004), supported by projects for the sale of part of its shareholding control in subsidiary companies and expectations of forming new associations.

The policy is not to recognize further tax assets until the current tax assets are fully realized. New deferred tax assets would be recorded only in the event of new economic factors which could support additional future profitability and consequent realization.

(b) The subsidiary companies Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. and Maxion Componentes Estruturais Ltda. recognize deferred tax assets arising from income tax losses, social contribution losses and temporary differences in conformity with CVM Deliberation 273/1998.

All amounts in thousands of reais unless otherwise indicated

The recognition of deferred tax assets by the subsidiary companies is supported by a technical study of viability approved by management (five years as from January 2004) considering: (i) realization of temporary differences, (ii) recovery of profitability of their operations within the segments they operate, (iii) formalization of long-term contracts with new customers, (iv) acquisition of new assets proportioning a significant gain in scale.

(c) The projections for realization of deferred tax assets are as follows:

Projections for realization of tax assets	Parent Company		Consolidated	
	2003	2002	2003	2002
2003		1,241		10,501
2004			11,712	8,030
2005	10,300	10,300	18,244	25,356
2006	13,300	13,300	17,423	16,189
	23,600	24,841	47,379	60,076
Tax assets on provisions for contingencies			7,292	
	23,600	24,841	54,671	60,076

The realization of the tax assets on provisions for contingencies depends on the outcomes of the processes.

All amounts in thousands of reais unless otherwise indicated

(d) The breakdown of deferred tax assets at year-end is as follows:

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Temporary differences				
Income tax			11,609	15,537
Social contribution			4,184	5,600
			15,793	21,137
Income tax losses	15,473	16,984	27,277	27,373
Social contribution losses	8,127	7,857	11,601	11,566
	23,600	24,841	54,671	60,076
Current		(1,241)	(11,712)	(10,501)
Long-term	23,600	23,600	42,959	49,575

All amounts in thousands of reais unless otherwise indicated.

(e) Presented below is the reconciliation between the income tax and social contribution recognized in the statement of operations and the result of the multiplication of the profit before taxes by the statutory tax rates:

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Profit (loss) before taxation	(3,894)	(15,693)	13,491	(11,729)
Statutory tax rates - %	34	34	34	34
Credit (expense) of income tax and social contribution at statutory rates	1,324	5,336	(4,587)	3,988
Equity results and foreign net income	(1,089)	5,687		(4,314)
Amortization of goodwill	(864)	(864)	(864)	(864)
Non deductible expenses	(267)	(248)	(625)	(573)
Unrecognized tax assets on temporary differences	(747)	(23)	(1,920)	(23)
Exchange variation on foreign investments	10,032	(10,032)	7,012	
Interest on own capital	(1,687)	(415)	(1,221)	
Prior year adjustments	24		24	
Unrecognized tax assets on losses	(6,702)	(83)	(17,039)	(7,795)
Utilization of previously unrecognized assets on income tax losses and temporary differences			1,506	
Amortization of tax asset recognized in previous years	(1,241)	(7,900)	(1,241)	(7,900)
Income tax and Social contribution expenses	(1,217)	(8,542)	(18,955)	(17,481)

All amounts in thousands of reais unless otherwise indicated

6 Investments

(a) Subsidiary companies

	Direct holding - %		Indirect holding - %	
	2003	2002	2003	2002
Maxion Componentes Estruturais Ltda.	99.99	99.99		
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00		
Maxion Componentes Automotivos S.A.	18.88	98.10	80.76	
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99		
Iochpe Holdings, LLC	100.00	100.00		
Maxion Structural Components USA, Inc.			100.00	100.00
Newbridge Strategic Partners	100.00	100.00		

Iochpe - Maxion S.A. and Subsidiary Companies

Notes to the Financial Statements
at December 31, 2003 and 2002
All amounts in thousands of reais unless otherwise indicated

(b) **Related companies**

Companies	Assets	Liabilities	Financial results	Term	Charges	Guarantees	Parent Company Sureties	Parent Company Guarantee Refis	Consolidated Assets
Maxion Componentes Estruturais Ltda.	45,143		14,380	12/31/06	34.49% p.a.	None	59,810		
Tecob Cobranças, Representações e Comércio Ltda.	21,077			None		None			
Maxion Structural Components USA, Inc.	8,632		(1,800)	01/22/04	Exchange variation + 1.41% a.a.	None			
Iochpe Holdings, LLC		47,428	(3,068)	06/30/04	6% p.a.	None			
Maxion Componentes Automotivos S.A.		2,759	(292)	None	12.68% p.a.	None	8,701	16,017	
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.							7,689		
Fundação Iochpe	436			None	UFIR 12.31.95	None			43
Balance at December 31, 2003	75,288	50,187	9,220				76,200	16,017	43
Balance at December 31, 2002	100,205	44,775	62,005				52,717	16,017	1,13

The balance with Maxion Componentes Estruturais Ltda. relates to a purchase and sale agreement for goodwill, signed in 1996, plus interest of 2.5% per month, restated quarterly (average of 2.7% per month in 2002).

Tecob Cobranças Representações e Comércio Ltda. (Tecob) manages the net assets of the former agricultural division, sold in previous years. Services rendered by Tecob are supported by a commission agreement.

Operations with related parties are carried out under market conditions.

All amounts in thousands of reais unless otherwise indicated

(c) **Subsidiary companies (parent company)**

	Maxion Componentes Estruturais Ltda.	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Componentes Automotivos S.A.	Newbridge Strategic Partners	Iochpe Holdings, LLC (*)	Tecob Cobranças, Representações e Comércio Ltda.	Total 2003	Total 2002
At December 31, 2003								
Shares or quotas held	107,886,117	2,710,015,268	379,737,639	1	1	7,710,990		
Net equity	81,957	35,123	46,158		49,035	(8,165)		
Net income (loss) for the year	16,622	21,443	(26,072)	(3)	9,138	(3,386)		
Percentage direct holding	99.99	50.00	18.88	100.00	100.00	99.99		
Change in investments								
Investments balance at the beginning of the year	67,299	18,003	26,708	(1,472)	48,779	(4,883)	154,434	158,807
(-) Provision for unrealized profits			(12,458)				(12,458)	(16,201)
Adjusted investment at the beginning of the year	67,299	18,003	14,250	(1,472)	48,779	(4,883)	141,976	142,606
Capitalization	1,628			1,473			3,101	8,468
Sale								10,859
Dividends	(3,592)	(11,164)					(14,756)	(2,849)
Decrease in capital of subsidiary								(48,057)
Equity in the results	16,622	10,723	(14,249)	(1)	256	(3,359)	9,992	30,949
At the end of the year	81,957	17,562	1		49,035	(8,242)	140,313	141,976

(*) Foreign company audited by other independent auditors.

Goodwill of R$ 8,270 (2002 - R$ 11,727), determined in connection with the purchase of the shareholding control of Maxion Componentes Automotivos S.A., is being amortized over 10 years up to 2006, based on future profitability.

All amounts in thousands of reais unless otherwise indicated

7 Property, Plant and Equipment

	Parent Company		Consolidated		Annual depreciation rates
	2003	2002	2003	2002	- %
Land			5,337	5,337	
Buildings and improvements			63,408	61,838	4
Equipment and installations	226	226	184,528	165,821	10
Furniture and fixtures	999	999	6,829	4,998	10
Computer and communication equipment	558	624	5,930	6,191	20
Tooling			41,093	52,624	20
Vehicles			880	1,147	20
Other	103	103	9,912	14,450	10 e 20
Construction in progress			9,877	6,846	
Advances to suppliers			10,660	608	
	1,886	1,952	338,454	319,860	
Accumulated depreciation	(1,462)	(1,414)	(198,102)	(195,334)	
	424	538	140,352	124,526	

8 Deferred Charges (Consolidated)

	2003	2002
Goodwill	20,890	20,890
Expansion and reorganization costs	2,738	2,648
Development of new products	10,784	9,072
Computer systems	2,912	2,915
	37,324	35,525
Accumulated amortization	(22,090)	(17,685)
	15,234	17,840

All amounts in thousands of reais unless otherwise indicated

9 Financings

	Parent Company	Consolidated		
	2002	**2003**	**2002**	**Annual average interest rate - %**
Foreign currency				
Advance on exchange contract				
(2002 - US$ 4,130 thousand)	14,592			5.6 % to 6.12 %
US$ 11,997 thousand (2002 - US$ 10,275 thousand)		34,662	36,304	4.94%
Importation US$ 6,182 thousand		17,861		5.5% to 9.9%
Resolution 2.770				
2002 - US$ 853 thousand	3,014			35%
US$ 3,420 thousand (2002 - US$ 853 thousand		9,882	3,014	6.59% and 35%
Local currency				
Working capital		5,214	17,535	22.69%
Machinery (FINAME and POC)		8,194	5,403	TJLP + 6.5% to 8.0%
BNDES – Exim		9,089	10,716	TJLP + 4% to 5.5%
	17,606	84,902	72,971	
Current liabilities	(17,606)	(73,293)	(61,304)	
Long-term liabilities		11,609	11,667	
Breakdown per maturity				
2004			8,005	
2005		4,011	3,410	
2006		2,885	252	
2007 onwards		4,713		
		11,609	11,667	

Financings are secured by property, plant and equipment assets and real estate mortgages.

All amounts in thousands of reais unless otherwise indicated

10 Debentures

	Parent company and consolidated	
	2003	**2002**
Debentures		
Short-term	21,595	20,847
Long-term	24,913	39,790
Total debentures	46,508	60,637

On May 1, 1998, 983,155 debentures of the 4th issue falling due in 2003, 2004 and 2005 were issued. Of the total issued, 764,368 were converted into new common and preferred shares during 1998.

During 2003 R$ 18,116 was repaid as a reduction of the unit price of the debentures in circulation, instead of a partial redemption, with 218,787 debentures remaining in circulation. These debentures have charges based on the variation of National Consumer Price Index (INPC), plus interest of 10% p.a., calculated pro rata temporis as from the issue date up to maturity.

11 Tax Recovery Program (REFIS)

The company and its subsidiary companies joined REFIS in order to settle fiscal debts through a special payment and installment program for tax and social security liabilities. The financing program for Maxion Componentes Automotivos S.A. corresponds to 1.2 % of billings, and Iochpe -Maxion S.A. settled its balance in 2003.

The change in amounts due to REFIS is shown as follows:

All amounts in thousands of reais unless otherwise indicated

	Parent Company	Consolidated
Balances at December 31, 2001	3,822	21,530
Monetary restatement	292	1,767
Payments	(1,232)	(3,360)
At December 31, 2002	2,882	19,937
Monetary restatement	95	1,541
Payments and calculation review	(2,977)	(5,189)
At December 31, 2003	-	16,289
Current liabilities		(2,013)
Long-term liabilities		14,276

Assets given in guarantee for this program are:

. Machinery.
. Investments in shares (relating to shareholdings).

All amounts in thousands of reais unless otherwise indicated

12 Provision for Contingencies

The company is challenging in court various tax, labor and other claims for which provisions considered sufficient to cover losses have been set up. The increase in 2003 refers primarily to federal taxes. The breakdown of the provision is as follows:

	Parent Company		Consolidated	
	2003	2002	2003	2002
Tax	17,054	14,490	44,967	16,560
Labor	439	50	1,131	3,374
Other				1,848
	17,493	14,540	46,098	21,782
Current liabilities	(12,148)	(9,195)	(12,840)	(9,681)
Long-term liabilities	5,345	5,345	33,258	12,101

13 Stockholders' Equity

(a) Capital

Subscribed and paid-up capital comprises 2,661,615,270 shares, of which 921,429,894 are common and 1,740,185,376 are preferred shares, with no nominal value.

The company is authorized to increase capital, irrespective of a statutory reform, up to the limit of an additional 300,000,000 shares, of which 100,000,000 common and 200,000,000 preferred.

Within the authorized capital limit, issues will be effected through deliberation by the Board of Directors, which will determine the number of shares issued, subscription terms and conditions, as well as other forms and procedures for each issue.

All amounts in thousands of reais unless otherwise indicated

(b) **Cancellation of treasury stock**

The Extraordinary General Meeting held on September 19, 2002 approved the cancellation of 48,400,000 preferred nominative registered shares, with no nominal value, maintained in treasury and arising from repurchase programs approved by the Board of Directors, without capital reduction. The cancelled shares correspond to R$ 1,165 and were recorded as a reduction in the Reserve for investments and working capital. They were purchased at the average price of R$ 24.06 per thousand shares, with minimum and maximum prices of R$ 20.50 and R$ 57.45, respectively.

(c) **Statutory reserve – for investments and working capital**

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including even amortization of company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

(d) **Share rights**

Each common registered share has the right to one vote at Stockholders' Meetings. Preferred shares are non-voting, but have priority to the return of their proportion of capital, without premium, in the event of liquidation of the company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from monetary correction and capitalization of reserves and retained earnings, in the same conditions as the common shares.

All amounts in thousands of reais unless otherwise indicated

(e) **Dividends**

Net income for the year calculated in accordance with Art. 191 of Law 6404/76 is appropriated as follows: (a) 5% to legal reserve which must not exceed 20% of capital, (b) 37% for distribution as the obligatory dividend and (c) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at General Meeting, is to be distributed as a supplementary dividend to stockholders.

14 Non-Operating Results, net

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Gain on sale of companies		10,036		10,036
Other	(2,452)	(2,471)	(5,863)	(3,830)
	(2,452)	7,565	(5,863)	6,206

On September 30, 2002, the company concluded the sale of the total of its shareholding in Maxion Nacam Ltda. to ZF Sistemas de Direção Ltda. at a symbolic amount of R$ 1.00. The transaction generated non-operating income of R$ 10,036, arising from the reversal of a provision for the negative equity of the subsidiary company.

All amounts in thousands of reais unless otherwise indicated

15 Financial Instruments

The company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalents to its liabilities indexed to the U.S. dollar, represented, at December 31, 2003 and 2002, mainly by advances on exchange contracts and accounts payable to foreign suppliers.

(a) The short-term financial investments, substantially in the parent company, refer to fixed income funds amounting to R$ 4,363 (2002 - R$ 2,007), restated by the value of the quotas on the balance sheet date based on the variation of the Interbank Deposit Certificate (CDI) rate, and investments in foreign exchange funds restated by the value of the quotas on the balance sheet date (2002 - R$ 1,939). In 2002 the balance also includes the net positive result of R$ 2,409 from a swap of U.S. dollar to CDI.

Long-term financial investments of R$ 3,736 (2002 - R$ 8,141) refer to two derivative contracts at subsidiary company Iochpe Holdings, LLC, which fall due on April 11, 2005.

(b) Credits and debts with related parties – refer mainly to normal intercompany commercial operations, not arising from onlendings of financings obtained in the market.

The balance of the other financial assets and liabilities reflected in the December 31, 2003 financial statements were determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.

16 Insurance Coverage

The company and its subsidiary companies have insured property, plant and equipment and inventories subject to risk for R$ 228,560 (2002 - R$ 158,984).

* * *